www.linkedin.com/in/matt-krepps-872192129 (LinkedIn)

Top Skills

Start-ups

Entrepreneurship

Business Development

Publications

Valuing Assets: Using Option Methods Applied to Stranded Costs

Market Share in Generation: The Impact of Retail Competition on Investor-Owned Utilities

Another Look at the Impact of the National Industrial Recovery Act on Cartel Formation and Maintenance Costs

Fat: The Displacement of Nonproduction Workers from Manufacturing Industries

Facilitating Practices and the Path-Dependence of Collusion

Matt Krepps

PhD Regulatory Economist, Technology Entrepreneur, Business School Professor

Boston, Massachusetts, United States

Summary

Accomplished technology entrepreneur with particular expertise in legal and regulatory affairs, PhD economist, global thought leader on business strategy and industrial organization.

• Founded, developed and sold two startup technology ventures
• Served as an economic expert witness in legal and regulatory proceedings for over 10 years.
• Trained executive leaders in business strategy, industrial organization, and finance through faculty appointments on 3 continents and courses in 17 countries.

Specialties: Entrepreneurship, Corporate Strategy, Regulatory Policy, Mechanism Design, Partnerships, Alliances

---

Experience

DIYSE (the Do-It-Yourself Stock Exchange)
Founder
August 2020 - Present (2 years 4 months)
Boston, Massachusetts, United States

We are an early stage, recently funded company seeking to build a new market for social competitive investing. Our Daily Investment League will be the first legal platform that lets investors directly test their skills against other investors with real money at stake.

National Energetics
Chief Operating Officer & General Counsel
2012 - March 2020 (8 years)
Austin, Texas Area

Managed all elements of business strategy and corporate finance for high-technology firm engaged in building the most powerful laser in the world. Drafted all major company contracts, managed corporate legal needs including oversight of litigation, designed and implemented employee incentive plans, instituted and managed employee benefits programs and corporate insurance program, oversaw all export compliance activities.

International Business Schools
Global Professor of Industrial Organization, Regulation & Competition Economics
1999 - February 2020 (21 years)
US, Europe, Asia

Two decades of experience teaching the tools of industrial organization, regulation, and competition economics to executives in the United States (Massachusetts Institute of Technology, Harvard), Europe (Insead France, Skolkovo Moscow), and Asia (Hong Kong University of Science & Technology, CEIBS Shanghai). Work with client companies to implement go-to-market strategies in a wide range of product markets. Instruct clients on methods of shaping market structure to create firm value and capturing that value through negotiation with key stakeholders and counterparties.

Dispute Resolution Co.
Litigation Manager
2001 - 2016 (15 years)
New York, Chicago, Boston, Austin

Managed all aspects of business litigation, including roles as chief litigator and economic expert witness, in both state and federal courts in New York, Massachusetts, Illinois, and Texas. Extensive experience with all forms of dispute resolution including jury trials, arbitration, mediation, and settlement negotiations.

QED Learning
Founder & President
1998 - 2002 (4 years)
Cambride, MA & Philadelphia, PA

Founded, built, and sold educational technology company focused on providing internet delivered management education in conjunction with the world's leading business schools and corporations. Acquired world class content, assembled industry-leading team of course developers and learning design architects, and partnered with international business schools for distribution.

Compass Lexecon
Senior Regulatory Economist
May 1991 - December 1999 (8 years 8 months)

Cambridge, Massachusetts, United States

Provided economic analysis and prepared expert testimony on issues of regulation, antitrust, and applied microeconomics. Developed, managed, and oversaw projects utilizing expertise in competition economics and market and industry structure.

Education

Harvard University

Doctor of Philosophy (Ph.D.), Economics · (1992 - 1996)

Harvard Business School

Master of Business Administration (M.B.A.) · (1993 - 1995)

Harvard University

Bachelor's Degree, Economics · (1987 - 1991)